S ION

16021750

SEC
Mail Processing
Section
AUG 26 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2015 (MM/DD/YY) AND ENDING 6/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MFA Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Highwood Drive
(No. and Street)

Tewksbury	**MA**	**01876**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Moruzzi **(978) 557-5340**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

DeMarco Sciacotta Wilkens & Dunleavy, LLP
(Name - if individual, state last, first, middle name)

6601 N. Avondale, Suite 200	**Chicago**	**IL**	**60631**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Laura Moruzzi**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of MFA Securities, LLC, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

Manager
Title

DONNA M. GONSALVES
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 16, 2022

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MFA SECURITIES LLC

FINANCIAL STATEMENT

JUNE 30, 2016

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
MFA Securities LLC

We have audited the accompanying statement of financial condition of MFA Securities LLC (the Company) as of June 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MFA Securities LLC as of June 30, 2016, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 23, 2016

Phone: 708.489.1680 Fax: 847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 I Chicago, IL 60631

June 30		2016
Assets		
Current Assets:		
Cash	$	75,619
Accounts Receivable		15,000
Prepaid Expenses		5,182
Total Current Assets		95,801
Total Assets	$	95,801
Liabilities and Members' Equity		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	19,005
Total Current Liabilities		19,005
Members' Equity		76,796
Total Liabilities and Members' Equity	$	95,801

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies:

Reporting Entity: MFA Securities LLC (the "Company") was formed on July 18, 2014, as a Massachusetts limited liability company. The Company is primarily engaged in investment banking activities, and is registered under the Securities Exchange Act of 1934 as a broker/dealer as of July 2, 2015.

Revenue Recognition: The Company recognizes transaction fees at the time the transaction is completed and the income is readily determinable. Nonrefundable retainer fees are recognized when due and payable per individual customer contracts, generally monthly during the contract term.

Cash: The Company maintains its cash in a bank deposit account, which, at times, may exceed federally insured limits.

Concentrations of Credit Risk: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash with high-credit quality financial institutions. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for potentially uncollectible accounts receivable based upon its assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. As of June 30, 2016, management believes no allowance for uncollectible accounts receivable is necessary.

Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon management's assessment of the collectability of accounts receivable, which considers historical write-off experience and any specific risks identified in customer collection matters. Bad debts are written off against the allowance when identified.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as the Company is a limited liability company under the provisions of the Internal Revenue Code, which provide that the Company be treated similar to a partnership and, accordingly, its taxable income is allocated to its members for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

The Company assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The Company's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statement of operations.

The Company has not recognized a liability for any uncertain tax benefits as of June 30, 2016. The Company does not expect any material change in uncertain tax benefits within the next twelve months.

Use of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the Company may differ from those estimates.

2. Net Capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 12.5% of aggregate indebtedness or $5,000. As of June 30, 2016, the Company's net capital amounted to $56,614.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The Company's aggregate indebtedness to net capital ratio amounted to 0.34 to 1 as of June 30, 2016.

The Company does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemption provision (k)(2)(i).

3. Related Party Transactions

Expense Sharing Agreement: The Company and certain affiliated entities have entered into Expense Sharing Agreements ("Agreements"). Agreements in full compliance with the National Association of Securities Dealers (NASD") Notice to Pursuant to the Agreements, all parties desire to administer the Members 03-63 dated October 2003 and the July 11, 2013 SEC Division of Market Regulation ("DMR") letter which clarified the SEC's position under SEC Rule 15c3-1, 17a-3, 17a-4 and 17a-5 (collectively, the "financial responsibility rules") regarding the treatment of broker-dealer expenses and liabilities.

During the year ended June 30, 2016, the Company incurred an allocation of certain salary and benefit expenses from the affiliated entities totaling $37,840 pursuant to the Agreements. As of June 30, 2016, the Company owed the affiliated entities a total of $19,003 pursuant to the Agreements, which is included in accounts payable and accrued expenses in the statement of financial condition. All overhead expenses were paid in their entirety by the affiliated entities. No third party vendors or the affiliated entities have recourse to the Company for the overhead related expenses.

Services Agreement: On October 28, 2014, the Company engaged a third party ("Pronet") to assist the Company with certain professional services, including but not limited to its FINRA membership and registration with the SEC and applicable states. Additionally, Pronet assigned a Chief Compliance Officer ("CCO") and Limited Principal - Financial and Operations ("FINOP") to the Company to provide advice, guidance and training so that the Company is compliant with its financial and regulatory obligations.

In exchange for such services, Pronet received a 5% profits interest in the Company, with the terms of such profit interest as stipulated within the Company's operating agreement. Such services for the Company will continue on an annual basis at no additional cost to the Company until such time that such parties mutually agree to otherwise revise such terms.

4. Economic Dependency:

During the year ended June 30, 2016 services provided to one customer represented 100% of the Company's total revenue. At June 30, 2016, 100% of the Company's accounts receivable is from one customer.

5. Indemnifications:

In the ordinary course of business, the Company enters into various agreements containing standard indemnification provisions. The Company's indemnification obligations under such provisions are typically in effect from the date of execution of the applicable agreement through the end of the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. As of June 30, 2016, no amounts have been accrued related to such indemnification provisions.

June 30	2016
Aggregate Indebtedness	$ 19,005
Members' Equity	76,796
Deductions for Nonallowable Assets:	
Unsecured Accounts Receivable	(15,000)
Prepaid Expenses	(5,182)
Net Capital	56,614
Minimum Net Capital Requirement to be Maintained	5,000
Net Capital in Excess of Requirements	$ 51,614
Ratio of Aggregate Indebtedness to Net Capital	0.34 to 1

There was no differences between the Audited Net Capital Computation and Unaudited Part IIA of Form X-17A-5, the Financial and Operational Combined Uniform Single Report (FOCUS Report) as of June 30, 2016.

There was no differences with the Company's Audited Statement of Financial Condition and Unaudited FOCUS Report Statement of Financial Condition as of June 30, 2016.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2016.

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
MFA Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) MFA Securities LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which MFA Securities LLC claimed an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) MFA Securities LLC stated that MFA Securities LLC met the identified exemption provisions for the year ended June 30, 2016 without exception. MFA Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MFA Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
August 23, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

MFA
MFA SECURITIES

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

August 23, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- MFA Securities LLC is a broker/dealer registered with the SEC and FINRA.
- MFA Securities LLC claimed an exemption under paragraph (k)(2)(i)of Rule 15c3-3 for the fiscal year ended June 30, 2016.
- MFA Securities LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers."

- MFA Securities LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended June 30, 2016 without exception.
- MFA Securities LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended June 30, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: Laura Morozzi

Name and Title: Laura Morozzi, MANAGER